UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2016

CAVIUM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33435	77-0558625
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2315 N. First Street

San Jose, California

95131

(Address of principal executive offices, including zip code)

(408) 943-7100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On August 10, 2016, Cavium, Inc. (“Cavium”) issued a press release announcing that it has extended the previously announced offer to exchange all of the outstanding shares of common stock of QLogic Corporation (“QLogic”) for $11.00 in cash and 0.098 shares of Cavium common stock for each share of QLogic common stock (the “Offer”) pursuant to the marketing period provided for by the merger agreement among Cavium, Quasar Acquisition Corp., the offerer and a wholly owned subsidiary of Cavium, and QLogic (the “Merger Agreement”) in connection with Cavium’s debt financing for the transaction.

The Offer will now expire at 5:30 p.m., New York City time, on August 15, 2016, unless further extended in accordance with the Merger Agreement. All other terms and conditions of the Offer remain unchanged. Cavium expects the transaction to close on or about August 16, 2016, subject to the tender and non-withdrawal of a majority of the outstanding shares of QLogic common stock. The closing of the Offer remains subject to other customary closing conditions.

The depositary for the Offer has advised Parent that, as of 12:00 midnight, New York City time at the end of August 9, 2016, approximately 59,315,736 shares have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 70.7% of the outstanding QLogic shares.

The full text of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(d) Exhibits

Exhibit No	Exhibit

99.1	Press release issued by Cavium, Inc. on August 10, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cavium, Inc.

Dated: August 10, 2016	By:	/s/ Vincent P. Pangrazio
		Name:	Vincent P. Pangrazio
		Title:	SVP, General Counsel and Secretary

Exhibit Index

99.1	Press release issued by Cavium, Inc. on August 10, 2016